Form G-FIN


03051037

FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires May 31, 2001

OFFICIAL USE
11-220

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. ☐ Comptroller of the Currency
   - B. ☒ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Office of Thrift Supervision
   - E. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☐ Government Securities Dealer
   - C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment


RECD S.E.C.
AUG 26 2003

4. A. Full name of the financial institution:

   TIB-THE INDEPENDENT BANKERSBANK

   B. Address of principal office of financial institution:

   350 PHELPS COURT, SUITE 200. IRVING, TEXAS 75038

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   N/A

   D. Mailing address if different from (B) or (C):

   P. O. BOX 560528 DALLAS, TEXAS 75356-0528

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
TODD J. WENTZ	SR. VICE PRESIDENT	971-650-6551

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☐ Yes B. ☒ No

(If yes, provide addresses and describe activities.)

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

FR G-FIN
OMB No. 7100-0224
Approval expires May 31, 2001

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

SEE ATTACHED LIST

Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of *Form G-FIN-4*, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

BRUCE A. TAYLOR SR. VICE PRESIDENT

First Middle Last Title

[signature] 8-25-03

Manual Signature Date